UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                For the quarterly period ended September 30, 1999


                           MILLENIUM SEACARRIERS, INC.
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                                 Cayman Islands
                 (Jurisdiction of incorporation or organization)

                                c/o Ugland House
                               South Church Street
                          Grand Cayman, Cayman Islands
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

         Form 20-F         |X|      Form 40-F        |_|

 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      |_|      No       |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ )

                           MILLENIUM SEACARRIERS, INC.
      REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1999

                                      INDEX

PART I                                                                                                         PAGE
                                                                                                               ----
Item 1.  Financial Information....................................................................................1
                           Consolidated Balance Sheets as of September 30, 1999
                                    and December 31, 1998.........................................................1
                           Consolidated Statements of Operations
                                    for the three-month and nine-month periods
                                    ended September 30, 1999, the three-month
                                    period ended September 30, 1998 and the
                                    period from March 10, 1998
                                    to September 30, 1998.........................................................2
                           Unaudited Consolidated Statements of Cash Flows
                                    for the nine-month period ended September 30, 1999 and
                                    the period from March 10, 1998 to September 30, 1998..........................3
                           Consolidated Statement of Shareholders' Equity
                                    for the nine-month period ended September 30, 1999............................4
                           Notes to Consolidated Financial Statements.............................................5

Item 2.           Management's Discussion and Analysis of Financial Condition and
                                    Results of Operations for the three and nine months
                                    ended September 30, 1999......................................................9

PART II           Other Information..............................................................................15

Item 1.  Legal Proceedings.......................................................................................15
Item 2.  Changes in Securities...................................................................................15
Item 3.  Defaults Upon Senior Securities.........................................................................15
Item 4.  Submission of Matters to a Vote of Security Holders.....................................................15
Item 5.  Other Information.......................................................................................15
Item 6.  Exhibits and Reports on Form 6-K........................................................................15
Signature........................................................................................................16

                                     PART I

ITEM 1.  FINANCIAL INFORMATION
-------  ---------------------

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                        CONSOLIDATED BALANCE SHEETS AS OF
                    SEPTEMBER 30, 1999 AND DECEMBER 31, 1998

                           (Expressed in U.S. Dollars)

                                                                              SEPTEMBER 30,     DECEMBER 31,
ASSETS                                                                            1999              1998
------
CURRENT ASSETS
Cash and cash equivalents                                                    $   8,477,489     $   5,736,645
Restricted cash                                                                  1,549,031        31,524,890
                                                                             -------------     -------------
                                                                                10,026,520        37,261,535
Receivables:
   Voyages                                                                         383,230           311,574
   Claims and other                                                                 90,630           242,552
Inventories and prepaid expenses                                                 1,327,304           443,252
                                                                             -------------     -------------
          TOTAL CURRENT ASSETS                                                  11,827,684        38,258,913
                                                                             -------------     -------------

Intangible assets                                                                2,716,510         3,065,775
Deferred charges, net of accumulated amortization                                5,075,803         5,555,303

FIXED ASSETS
Vessels at cost                                                                105,051,197        84,493,670
Less: accumulated depreciation                                                  (5,654,279)       (1,774,349)
                                                                             -------------     -------------
           NET BOOK VALUE                                                       99,396,918        82,719,321
Other, net of accumulated depreciation                                             107,574            25,536
                                                                             -------------     -------------
          TOTAL FIXED ASSETS                                                    99,504,492        82,744,857
                                                                             -------------     -------------
TOTAL ASSETS                                                                 $ 119,124,489     $ 129,624,848
                                                                             =============     =============
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES
Trade accounts payable                                                           3,983,136         5,465,844
Accrued liabilities                                                              6,118,054         7,368,365
Charter revenue received in advance                                                963,137           613,031
                                                                             -------------     -------------
          Total current liabilities                                             11,064,327        13,447,240
Notes                                                                           95,949,680        95,604,477
                                                                             -------------     -------------
          TOTAL LIABILITIES                                                    107,014,007       109,051,717
                                                                             -------------     -------------

Commitments and contingencies

SHAREHOLDERS' EQUITY
Common stock and paid in capital                                                22,900,000        22,900,000
Warrants                                                                         1,200,000         1,200,000
Accumulated deficit                                                            (11,989,518)       (3,526,869)
                                                                             -------------     -------------
          TOTAL SHAREHOLDERS' EQUITY                                            12,110,482        20,573,131
                                                                             -------------     -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                   $ 119,124,489     $ 129,624,848
                                                                             =============     =============

    The accompanying notes are an integral part of these financial statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
      FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999, FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1998 AND FOR THE PERIOD
                    FROM MARCH 10, 1998 TO SEPTEMBER 30, 1998

                           (Expressed in U.S. Dollars)

                                                                                                    PERIOD FROM
                                             THREE-MONTH       THREE-MONTH        NINE-MONTH         MARCH 10,
                                            PERIOD ENDED       PERIOD ENDED      PERIOD ENDED         1998 TO
                                            SEPTEMBER 30,      SEPTEMBER 30,    SEPTEMBER 30,      SEPTEMBER 30,
                                                1999               1998              1999              1998
REVENUE
Freight and hire from voyages               $ 10,368,323        $ 4,049,532     $ 26,528,828        $ 4,049,532
Voyage expenses                                 (944,657)           (37,687)      (1,556,371)           (37,687)
Commissions                                     (432,479)          (173,396)      (1,189,328)          (173,396)
                                            ------------        -----------     ------------        -----------
          Net revenue                       $  8,991,187        $ 3,838,449     $ 23,783,129        $ 3,838,449
                                            ------------        -----------     ------------        -----------

EXPENSES
Vessel operating expenses                      4,412,932          2,398,967       13,109,992          2,398,967
Management fees                                1,021,201            328,967        2,459,143            328,967
General and administrative                       199,501                  -          497,689                  -
Depreciation and amortization                  2,211,413            974,794        6,073,297            974,794
                                            ------------        -----------     ------------        -----------
                                               7,845,047          3,702,721       22,140,121          3,702,721
          OPERATING INCOME                     1,146,140            135,721        1,643,008            135,721
                                            ------------        -----------     ------------        -----------

OTHER INCOME / (EXPENSE)
Interest expense                              (2,906,751)        (1,667,048)      (8,623,111)        (1,667,048)
Other (expense)/income                            (5,921)                 -          535,213                  -
(Loss)/gain on sale of vessel                 (2,017,759)            20,385       (2,017,759)            20,385
                                            ------------        -----------     ------------        -----------
                                              (4,930,431)        (1,646,663)     (10,105,657)        (1,646,663)
                                            ------------        -----------     ------------        -----------
NET LOSS                                    $(3,784,291)        $(1,510,935)    $ (8,462,649)       $(1,510,935)
                                            ===========         ===========     ============        ===========

LOSS PER SHARE, BASIC AND DILUTED           $     (0.40)        $     (0.16)    $     (0.89)        $     (0.16)
                                            ===========         ===========     ===========         ===========



    The accompanying notes are an integral part of these financial statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1999 AND
            FOR THE PERIOD FROM MARCH 10, 1998 TO SEPTEMBER 30, 1998

                           (Expressed in U.S. Dollars)

                                                                               NINE-MONTH          PERIOD FROM
                                                                              PERIOD ENDED      MARCH 10, 1998 TO
                                                                              SEPTEMBER 30,       SEPTEMBER 30,
                                                                                  1999                 1998
Cash flows from operating activities
Net loss                                                                    $  (8,462,649)         $(1,510,935)

Adjustments to reconcile loss to net cash provided by operating activities:
   Loss on sale of vessel                                                       2,017,759                    -
   Depreciation and amortization                                                6,073,297              974,794
Changes in operating assets and liabilities
   Decrease/(increase) in Receivables                                              80,266             (185,447)
   (Increase) in Inventories and prepaid expenses                                (884,052)            (227,017)
   (Decrease)/Increase in Trade accounts payable                               (1,482,708)           1,284,812
   (Decrease)/Increase in Accrued liabilities                                  (1,250,311)           2,061,399
   Deferred dry-docking and special survey                                       (851,208)            (267,429)
   Increase in Charter revenue received in advance                                350,106              558,333
                                                                            -------------          -----------

NET CASH (USED IN)/PROVIDED BY OPERATING ACTIVITIES                            (4,409,500)           2,688,510
                                                                            -------------          -----------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels                                                           (23,615,000)         (47,287,500)
Additions to vessels                                                             (605,222)          (1,368,013)
Deposit on vessel                                                                       -             (750,000)
Proceeds from sale of vessel                                                    1,498,353                    -
Acquisitions, net of cash acquired                                                      -           (4,687,388)
Purchase of other fixed assets                                                   (103,646)                   -
                                                                            -------------          -----------
NET CASH USED IN INVESTING ACTIVITIES                                         (22,825,515)         (54,092,901)
                                                                            -------------          -----------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from working capital facility                                            250,000                    -
Repayment of Proceeds from working capital facility                              (250,000)                   -
Proceeds from Escrow account and restricted cash                               29,975,859                    -
Proceeds from long-term debt                                                            -           95,393,000
Principal payments on Existing Vessel Debt                                              -          (12,428,322)
Issuance of warrants                                                                    -            1,200,000
Shareholder contribution                                                                -            6,000,000
                                                                            -------------          -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                      29,975,859           90,164,678
                                                                            -------------          -----------

INCREASE IN CASH AND CASH EQUIVALENTS                                          (2,740,844)          38,760,287
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                5,736,645                    2
                                                                            -------------          -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                  $   8,477,489          $38,760,289
                                                                            =============          ===========

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid                                                               $  11,445,018          $         -
                                                                            =============          ===========

    The accompanying notes are an integral part of these financial statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
               FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1999

                           (Expressed in U.S. Dollars)


                                              COMMON
                                             STOCK AND
                                              PAID-IN                           ACCUMULATED
                                              CAPITAL          WARRANTS           DEFICIT              TOTAL
BALANCE JANUARY 1, 1999                   $ 22,900,000       $ 1,200,000       $ (3,526,869)        $ 20,573,131

Net Loss for the nine-month period
ended September 30, 1999                                                         (8,462,649)          (8,462,649)
                                          ------------       -----------       ------------         ------------
BALANCE SEPTEMBER 30, 1999                $ 22,900,000       $ 1,200,000       $(11,989,518)        $ 12,110,482
                                          ============       ===========       ============         ============







    The accompanying notes are an integral part of these financial statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           (Expressed in U.S. Dollars)

1.  BUSINESS INFORMATION

On March 10, 1998, Millenium Seacarriers, Inc., ("Millenium") was formed (the "Formation") to directly hold the capital stock of a group of subsidiaries (collectively the "Company") each of which owns one of Millenium's vessels. These consolidated financial statements give effect to the Formation pursuant to which all of Millenium's subsidiaries became wholly owned subsidiaries of Millenium. Millenium owns and operates a fleet of dry-bulk carriers, primarily of Handy-size type. As of September 30, 1999, the Company's fleet consists of 20 vessels, which operate worldwide carrying cargoes for many of the world's leading charterers.

The Company is registered and incorporated in the Cayman Islands. Its principal business is the acquiring, upgrading and operating of vessels. Millenium conducts its operations through its subsidiaries whose principal activity is the operation and ownership of dry-bulk vessels that are under the exclusive management of Millenium Management, Inc. ("MMI") and the sub-management of Millenium Maritime Services Ltd., formerly Kylco Maritime Limited, and Millenium Maritime Services, Inc, formerly Kylco Maritime (USA), Inc.

2.  BASIS OF FINANCIAL STATEMENT PRESENTATION

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. For a description of significant accounting policies, see the Notes to the consolidated financial statements in the 1998 Form 20-F annual report.

Certain reclassifications have been made to the 1998 financial statements to conform to the classifications in the 1999 financial statements. In the opinion of management, all adjustments necessary for a fair statement of the results of the first nine months of 1999, which are all of a recurring nature, have been reflected in the information provided.

3.  COMPREHENSIVE INCOME

The Company has no components of comprehensive income and, as a result, comprehensive income is equal to net income (loss) for all periods presented.

4.  BASIC AND DILUTED LOSS PER ORDINARY SHARE

Basic and diluted earnings per ordinary share have been computed by dividing net loss by the average number of outstanding ordinary shares (9,500,000) following the formation of the Company. There are also 500,000 warrants outstanding to acquire 500,000 shares of common stock for $0.01 per share. Assumed exercise of these warrants has been excluded from the calculation of loss per common share as the effect of such exercise would be antidilutive.

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           (Expressed in U.S. Dollars)

5.   VESSELS AND VESSEL OWNING SUBSIDIARIES

As of September 30, 1999 the following dry bulk carriers comprised the Company's fleet. The vessels denoted with an asterisk (*) were acquired in 1999.

                                                            YEAR                                  CAPITAL
     VESSEL OWNING SUBSIDIARY         VESSEL'S NAME         BUILT    DWT      ACQUISITION COST  IMPROVEMENTS       COST
     ------------------------         -------------         -----    ---      ----------------  ------------       ----
1.   Conifer Shipping Co. Ltd. M/V Clipper Atlantic         1975     7,923       $1,625,000        $38,182    $1,663,182
2.   Topscale Company Ltd.     M/V Clipper Pacific          1976     7,923        1,675,000         34,680     1,709,680
3.   Rapid   Ocean   Carriers, M/V Millenium Harmony        1978    16,711        5,175,000         35,329     5,210,329
     Inc.
4.   Ivy Navigation Ltd.       M/V Millenium Golden Hind    1978    16,560        4,375,000         34,159     4,409,159
5    Millenium Amethyst Inc.   M/V Millenium Amethyst       1978    23,538        3,000,000        115,978     3,115,978
6.   Millenium Yama Inc.       M/V Millenium Yama           1979    23,540        3,500,000        128,189     3,628,189
7.   Millenium Majestic Inc.   M/V Millenium Majestic       1979    17,152        3,000,000         80,485     3,080,485
8.   Millenium Elmar Inc.      M/V Millenium Elmar          1987    52,640        8,125,000        164,793     8,289,793
9.   Millenium Aleksander Inc. M/V Millenium Aleksander     1988    52,670        8,687,500        230,675     8,918,175
10.  Millenium IV Inc.         M/V Millenium Condor         1981    27,036        5,500,000        126,461     5,626,461
11.  Millenium VI Inc.         M/V Millenium Osprey         1984    28,786        7,000,000        155,832     7,155,832
12.  Millenium III Inc         M/V Millenium Leader         1984    37,489        8,250,000        122,653     8,372,653
13.  Millenium V Inc.          M/V Millenium Falcon         1981    27,048        5,500,000        164,783     5,664,783
14.  Millenium VII Inc.        M/V Millenium Eagle          1983    28,788        6,750,000        169,673     6,919,673
15.  Millenium II Inc.         M/V Millenium Hawk           1984    28,791        7,000,000        161,705     7,161,705
16.  Millenium Maritime Inc.   M/V Millenium Raptor*        1982    30,670        3,075,000        152,305     3,227,305
17.  Millenium Lion, Inc.      M/V Millenium Trader*        1985    26,536        5,270,000        110,609     5,380,609
18.  Millenium Tiger, Inc.     M/V Millenium Dawn*          1985    26,563        5,270,000         76,895     5,346,895
19.  Millenium Man, Inc.       M/V Millenium Express*       1984    39,055        6,350,000         97,732     6,447,732
20.  Millenium Transport, Inc. M/V Millenium Amanda*        1982    36,249        3,650,000         72,584     3,722,584
                                                                           =============================================
                                        TOTAL VESSELS COST                     $102,777,500     $2,273,697  $105,051,197
                                                                           =============================================

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           (Expressed in U.S. Dollars)

6. LONG TERM DEBT

                                                                             SEPTEMBER 30,        DECEMBER 31,
                                                                                 1999                 1998
                                                                                 ----                 ----
LONG TERM DEBT IS AS FOLLOWS:

12% First Priority Ship Mortgage Notes due 2005 ($100 million principal amount at maturity), (the "Notes"), issued on July 24,
1998.  Interest on the Notes is payable semi-annually on January
15 and July 15 of each year, commencing January 15, 1999, at a rate of 12% per annum on the accreted value. The Notes will mature on
July 15, 2005 and will be redeemable, in whole or part, at the
option of the Company at any time on or after July 15, 2003.                $ 100,000,000        $ 100,000,000

Less : Unamortized portion of bond discount                                    (4,050,320)          (4,395,523)
                                                                            -------------        -------------

Notes                                                                       $  95,949,680        $  95,604,477
                                                                            =============        ============

The gross bond discount of $4,607,000 is amortized using the effective interest method over the life of the Notes (7 years).

The Notes are fully and unconditionally guaranteed (the "Subsidiary Guarantees"), jointly and severally, on a senior basis by each of the subsidiaries of Millenium (the "Subsidiary Guarantors"). The Notes are currently collateralized by First Priority Ship Mortgages on the Company's vessels. The Company's bonds are registered by the United States Securities and Exchange Commission pursuant to the United States Securities Act of 1933.

The indebtedness evidenced by the Notes constitutes a general secured senior obligation of the Company and is fully and unconditionally guaranteed by each of the subsidiaries of the Company and will rank PARI PASSU in right of payment with all future senior indebtedness of the Company and its subsidiary guarantors. The Indenture, pursuant to which the Notes were issued (the "Notes Indenture"), contains certain covenants that among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and imposes certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions, with affiliates and certain mergers, consolidations and purchases of assets, and amendments to security agreements. The Company is currently in compliance with the terms of the Notes Indenture at September 30, 1999.

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           (Expressed in U.S. Dollars)

7. RELATED PARTY TRANSACTIONS

MANAGEMENT FEES

Each of the Company's vessels receives management services from its equity shareholder MMI pursuant to a Management Agreement among the Company's vessel owning subsidiaries and MMI. Under the Management Agreement, MMI acts as the fleet's technical manager and performs all commercial management functions, including arranging chartering, advising the Company on the purchase and sale of vessels and advising on obtaining insurance. As a technical manager, MMI (i) provides qualified officers and crews on board vessels, (ii) manages day-to-day vessel operations and maintains relationships with charterers, (iii) purchases on behalf of the Company stores, spares, supplies and equipment for vessels,
(iv) performs general vessel maintenance, subcontracts for dry-dock facilities for any major repairs and overhauls, (v) ensures regulatory and classification society compliance, (vi) performs vessel operational budgeting and evaluations, and (vii) provides accounting, treasury and finance functions (including cash collections and disbursements on behalf of the Company). As remuneration for its services, MMI receives a fixed management fee (payable monthly in advance) ranging from $350 to $600 per day per vessel depending on the vessel type. In addition, any visit to a vessel by a superintendent of MMI to evaluate and supervise any repairs, dry-docking or other activities will entitle MMI to expenses incurred and, from visits in excess of five days per annum per vessel, its expenses incurred and an amount equal to $550 for each additional day. As additional remuneration for its services, MMI receives commission of (i) 1.25% on all gross time charter revenue, (ii) 1.75% on all gross freight revenue,
(iii) 1% on the gross sale or purchase price of a vessel and (iv) 2% of insurance premiums for insurance placed, in each case as adjusted to reflect fluctuations in market rates and practices.

MMI has sub-contracted certain of its technical and commercial management services to Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc., both affiliates of MMI.

The Company records the management fee paid to MMI in operating expenses. As of September 30, 1999, there is a payable to MMI which is reflected in Sundry liabilities and accruals, amounting to $632,614. For the three and nine month periods ending September 30, 1999, $1,021,201 and $2,459,143, respectively, of management fees were charged to the Company in connection with the aforementioned agreement.

8.  CONTINGENCIES

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subjects, other than routine litigation incidental to the Company's business. In the opinion of management, the disposition of these lawsuits should not have a material impact on the Company's results of operations, financial position and cash flows.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1999

GENERAL

The Company is an international shipping company that owns and operates a fleet of drybulk carriers, primarily Handysize drybulk carriers. As of September 30, 1999, the Company's fleet consisted of 20 vessels totalling 555,668 deadweight-tons.

The Company was incorporated on March 10, 1998 in the Cayman Islands. The Company began operations on July 24, 1998, with five vessels and subsequently expanded its fleet to 21 vessels, all of which were acquired from the net proceeds of an offering of Units ("Units") consisting of $100 million principal amount at maturity of Notes and $1.2 million of Warrants. The Company also received an equity contribution of $24 million from Millenium Management, Inc., MMI, the holder of 100% of the outstanding common stock of the Company. In the quarter ended September 30, 1999, the Company sold a vessel, the Monica Marissa, thereby reducing its fleet to 20 vessels.

The following benchmarks are used by the Company to measure revenues: (i) utilization as an index that indicates vessel earning days (on the basis that 350 calendar days per year equals 100% utilization), and (ii) the average daily time charter equivalent (TCE) rate to analyze net revenues after commissions on the basis of hire-earning days.

The following table sets forth certain statement of operations and other operating data for the Company.

                                                          Three-month period                Nine-month period
                                                                ended                             ended
                                                          September 30, 1999               September 30, 1999
                                                          ------------------               ------------------
Net Revenue                                               $        8,991,187               $      23,783,129
Vessel Operating Expenses                                         (4,412,932)                    (13,109,992)
Management Fees                                                   (1,021,201)                     (2,459,143)
General and Administrative                                          (199,501)                       (497,689)
                                                          ------------------               ------------------
Earnings before Interest, Tax,
      Depreciation and Amortization (EBITDA)              $        3,357,553               $       7,716,305
                                                          ==================               =================
Average utilization                                                    97.8%                            96.2%
                                                          ==================               =================

While the Company began does have a comparable quarter in 1998, the comparisons are not meaningful as the quarter ended September 30, 1998 was only for 69 days of operation.

RESULTS OF OPERATIONS FOR THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1999

NET REVENUE

Net revenue for the three-month period ended September 30, 1999 was $9 million. During the quarter, 91.1% of the Company's revenues were earned from period time charters contracted with first class charterers, many of which continued from the previous year. The quarter consisted of 1,909 ship-operating days at an average fleet gross hire rate of $5,431 per day. The fleet averaged a utilization rate of 97.8% during the period.

During the quarter, 91.1% of revenues were earned from time charters. Only 3 of the 21 vessels were on voyage charters for short periods - the Monica Marissa, the Millenium Trader and the Millenium Amethyst.

Towards the end of the quarter, the Monica Marissa was sold, while the Millenium Trader and Millenium Amethyst entered into period charters. The Clipper Atlantic and the Clipper Pacific continued to be employed by Clipper Shipping, Inc. ("Clipper"). The Millenium Golden Hind and Millenium Harmony were on short-term period charters. The Millenium Leader's charter with Hai Sun Hup Shipping ("HSH") ended during the quarter and the vessel was immediately placed on a period charter. The Millenium Elmar, Millenium Dawn, Millenium Yama, and Millenium Express continue to be on period charters. Fednav International ("Fednav") continues to charter the Millenium Osprey, Millenium Condor, Millenium Falcon, Millenium Hawk, Millenium Eagle and Millenium Raptor pursuant to period charters. The Millenium Majestic's charter with Clipper ended early in the quarter following which the vessel was immediately placed on another period charter with a different charterer.

VESSEL OPERATING EXPENSES

Vessel operating expenses, excluding management fees and depreciation and amortization, were $4.4 million for the quarter ended September 30, 1999. The quarter consisted of 1,909 ship-operating days; the Monica Marissa was sold 69-days into the third quarter of the year. The third quarter average vessel running costs for crewing, insurance, lubricants, repairs and maintenances, registry and survey costs, and vessel communications, came to $2,312 per day.

MANAGEMENT FEES

Management fees payable to MMI for contracted technical and commercial management services for the three months ended September 30, 1999 were $1.0 million.

Each of the Company's vessels receives management services from its equity shareholder MMI pursuant to a Management Agreement among the Company's vessel owning subsidiaries (the "Vessel Owning Subsidiaries) and MMI. Under the Management Agreement, MMI acts as the fleet's technical and commercial manager. As a technical manager, MMI, on behalf of the Vessel Owning Subsidiaries, (i) provides qualified officers and crews on board vessels, (ii) manages day-to-day vessel operations and maintains relationships with charterers, (iii) purchases on behalf of the Company stores, spares, supplies and equipment for vessels,
(iv) performs general vessel maintenance, subcontracts for drydock facilities for any major repairs and overhauls, (v) ensures regulatory and classification society compliance, (vi) performs vessel operational budgeting and evaluations, and (vii) provides accounting, treasury and finance functions (including cash collections and disbursements on behalf of the Company). As remuneration for its services, MMI receives a fixed management fee (payable monthly in advance) ranging from $350 to $600 per day per vessel. The Company treats the management fee paid to MMI as an operating expense.

Under commercial management services, MMI, on behalf of the Vessel Owning Subsidiaries, primarily maintains and negotiates vessel charters, vessel sale-and-purchase brokering, and places insurance covers for vessels. As remuneration for its services, MMI receives a commission of 1.25% on all gross time charter revenue and 1.75% on all gross spot charter revenue earned by each vessel managed, 1% on the gross sale or purchase price of a vessel for brokerage services, and 2% of all insurance covers placed per vessel managed.

MMI sub-contracts certain of its technical and commercial management services to Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc.

DEPRECIATION AND AMORTIZATION

Total depreciation for the three months ended September 30, 1999 was $1,583,764. Vessel depreciation is calculated based on the remaining useful life of the vessel, assuming a maximum life of 30 years, net of salvage value.

Deferred vessel costs, including deferred dry-docking expenses, are capitalized and amortized over a period of two and a half years (30 months). During the quarter ended September 30, 1999, there were no new costs associated with dry-docking or special surveys. For the three months ended September 30, 1999, total amortization of deferred vessel charges, including deferred dry-docking expenses, were $221,235. Amortization of transaction costs and other acquisition costs relating to the issuance of the Units were $406,414. These costs are amortized over the life of the Notes or 7 years from their issuance in July 1998.

INTEREST EXPENSE

For the three months ended September 30, 1999, the interest expense on the Company's long-term debt was $2,906,751. During the three-month period ended September 30, 1999, interest earned on cash balances was $61,065.

LOSS ON SALE OF VESSEL

During the quarter ended September 30, 1999, the vessel Monica Marissa was sold for scrap. The vessel had a lightweight of 13,881 long-tons. Net proceeds from the sale amounted to $1,498,353. The loss on the sale was $2,017,759.

NET LOSS

Net loss for the three months ended September 30, 1999 was $3.8 million. This was mainly due to the $2 million loss incurred in the sale of the Monica Marissa. Earnings before interest, taxes, depreciation and amortization (EBITDA) for the quarter was $3.3 million.

RESULTS OF OPERATIONS FOR NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1999

NET REVENUE

Net revenue for the nine-month period ended September 30, 1999 was $23.8 million. During the period, 88% of the Company's revenues were earned from period time charters contracted with first class charterers, many of which continued from the previous year. The period consisted of 5,036 ship-operating days at an average fleet gross hire rate of $5,267 per day. In addition, the fleet averaged a utilization rate of 96.2% during the period.

The period saw the Company's fleet expand from 16 vessels to 21 vessels, and then down to 20 vessels. The revenue earnings profile of the fleet also changed as many vessels ended their period charters contracted in 1998 and were entered into service with new charterers at market rates of hire. The revenues during the period were impacted by adverse market conditions which existed throughout the nine-month period of operations when compared to market conditions during inception of the Company in 1998.

During the nine-month period, 88% of revenues were earned from period time charters. The vessels which were on short voyages during the nine-month period were Millenium Hawk, Millenium Amethyst, Millenium Trader and the Monica Marissa. The Clipper Atlantic and the Clipper Pacific continue to be employed by

Clipper. The Clipper Golden Hind and Clipper Harmony charters with Clipper ended in mid-June and these vessels were subsequently renamed Millenium Golden Hind and Millenium Harmony and chartered by other charterers. The Millenium Leader's charter with HSH ended in the third quarter and the vessel was immediately placed on another period charter with a different charterer. The Millenium Aleksander's charter with Estonian Shipping Company ("Esco") concluded at the end of the first quarter and the vessel was placed into a period charter with another charterer. The Millenium Elmar's charter with Esco ended in mid-May following which it was placed with another charterer. During the first quarter, Fednav redelivered the Laker- type vessels the Millenium Osprey, Millenium Condor, Millenium Falcon and Millenium Hawk, for three months when the Great Lakes freeze during the winter, as per the terms of the charter contract. These vessels were immediately placed into short term charters with other reputable charterers, albeit at lower daily hire rates due to adverse market conditions. Fednav re-hired the Millenium Eagle during this period, but at market rates. In April, Fednav took re-delivery of all these vessels back at the previously contracted charter rates, while the Millenium Eagle reverted to its contracted rate in May. The Millenium Raptor entered into service with Fednav in April. The Monica Marissa's charter with Cementos Mexicanos (Cemex) ended in January following which the vessel was placed in a short-term charter with another charterer at market rates. This charter ended in May when the vessel went on a voyage charter after a brief repair period, and at the conclusion of this voyage in September the vessel was sold.

VESSEL OPERATING EXPENSES

Vessel operating expenses, excluding management fees and depreciation and amortization, were $13.1 million for the nine-month period ended September 30, 1999. The period consisted of 5,036 ship-operating days, which includes ship-operating days for the vessels acquired during the period duly pro-rated from date of acquisition. The average vessel running costs during the period for crewing, insurance, lubricants, repairs and maintenances, registry and survey costs, and vessel communications came to $2,603 per day.

MANAGEMENT FEES

Management fees payable to MMI for contracted technical and commercial management services for the period ended September 30, 1999 were $2.5 million. For a detailed description of the type of services provided under the management agreement, see the three months ended September 30, 1999 discussion.

DEPRECIATION AND AMORTIZATION

Total depreciation for the nine months ended September 30, 1999 was $4,254,960. Vessel depreciation is calculated based on the remaining useful life of the vessel, assuming a maximum life of 30 years, net of salvage value.

Deferred vessel costs, including deferred dry-docking expenses, are capitalized and amortized over a period of two and a half years (30 months). During the nine-month period ended September 30, 1999, the new costs for dry-docking and special surveys amounted to $855,092 which included $538,539 for the Millenium Majestic, $153,680 for the Millenium Osprey and $110,624 for the Millenium Trader. For the nine-month period ended September 30, 1999, total amortization of deferred vessel charges, including deferred dry- docking expenses, were $613,763. Amortization of transaction costs and other acquisition costs relating to the issuance of the Units were $1,204,574. These costs are amortized over the life of the Notes or 7 years from their issuance in July 1998.

INTEREST EXPENSE

For the nine-month period ended September 30, 1999, the interest expense on the Company's long-term debt was $8,623,111. During the 9-month period ended September 30, 1999, interest earned on cash balances was $613,144.

NET INCOME (LOSS)

Net loss for the period ended September 30, 1999 was $8.5 million. Earnings were impacted by a decline in charter rates during the period and a $2 million loss on the sale of the Monica Marissa. However, earnings before interest, taxes, depreciation and amortisation (EBITDA) for the period was $7.7 million.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 1999, the Company's cash position consisted of $8.5 million in unrestricted cash and cash equivalents. Restricted cash includes $1.5 million of net proceeds from the sale of the Monica Marissa.

WORKING CAPITAL

Pursuant to a Working Capital Facility Agreement between the Company and The Bank of New York, the Company had a standby line of credit in a principal amount up to $7.0 million available for its working capital requirements, which expired on July 20, 1999. The bank, however, extended the maturity of a $500,000 tranche until August 5, 1999 which also expired unused. The facility was only used once during its tenure for an amount of $250,000 which was repaid. The facility, collateralized by the Company's vessels and subject to various covenants, bore interest at LIBOR+1.5% and was subject to a 0.375% commitment fee on the unused portion. Management is currently in negotiations with other banks and expects to have a new facility in place with similar terms.

The Company believes that based upon the current level of operation, cash flows from operations, together with other readily available sources of funds, it has adequate liquidity to fund its working capital requirements, meet capital expenditures for repairs and maintenance and make required payments of interest on the Company's debt. The Company has completed its schedule of vessel acquisitions, and any further expansion of its fleet is dependent on its ability to raise capital through either borrowing activities or from cash generated from operations, or both.

FOREIGN EXCHANGE RATE FLUCTUATIONS

All of the Company's revenue, and most of its expenses, are denominated in United States dollars. For the quarter ended September 30, 1999, approximately 5% of the Company's expenses were denominated in foreign currencies, primarily Greek drachmae. The Company does not hedge its exposure to foreign currency fluctuations.

INFLATION

The Company does not believe that inflation has had a material impact on its operations during the period in review, although certain of the Company's operating expenses (e.g. crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. Inflationary pressures on bunker costs are not expected to have a material effect on the Company's results from operations and cash flows since such costs are paid by the charterers and the majority of the Company's vessels are on period time charters.

YEAR 2000 CONSEQUENCES

The Company continues to prepare its systems and embedded technologies for Y2K compliance and to work with outside suppliers on Y2K issues as described in the Company's 1998 Form 20-F annual report. There has been no material developments in those preparations since the end of April 1999 when the Company's 1998 report on Form 20-F was filed.

                                     PART II

ITEM 1.  LEGAL PROCEEDINGS
-------  -----------------

         From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company or on its financial condition or results of operation.

ITEM 2.  CHANGES IN SECURITIES
-------  ---------------------

         None.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES
-------  -------------------------------

         None.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
-------  ---------------------------------------------------

         None.

ITEM 5.  OTHER INFORMATION
-------  -----------------

         None.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 6-K
-------  --------------------------------

         a.       Exhibits
                  None

         b.       Reports on Form 6-K
                  None

SIGNATURES
----------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           MILLENIUM SEACARRIERS, INC.

                           By: /s/ Vassilios M. Livanos
                           Name:   Vassilios M. Livanos
                           Title:  Chief Executive Officer

Dated:    November 12, 1999